Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

As part of its fourth quarter 2009 earnings release on January 21, 2010, Xerox issued the following guidance for 2010:

From the Earnings Release

Including ACS results, Xerox expects full-year 2010 GAAP earnings in the range of 36 to 46 cents per share. Adjusted EPS is expected to be 75 to 85 cents per share, which excludes restructuring, adjustments related to the ACS acquisition and other discrete items.

From the accompanying MD&A

2010 Earnings Guidance

Including ACS results, Xerox expects full-year 2010 GAAP earnings per share (EPS) in the range of $0.36 to $0.46 and adjusted EPS5 guidance is expected to be in the range of $0.75 - $0.85. First quarter 2010 GAAP EPS is expected to be in the range of $(0.11) to $(0.13) and adjusted EPS5 guidance is expected to be in the range of $0.11 to $0.13.

(5)	See the “Non-GAAP Financial Measures” section for an explanation of these non-GAAP financial measures.

Non-GAAP Financial Measures

We have reported our financial results in accordance with generally accepted accounting principles (“GAAP”). In addition, we have discussed the non-GAAP measures described below. A reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are set forth below as well as in the 2009 fourth quarter presentation slides available at www.xerox.com/investor.

These non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP.

2010 Guidance - Adjusted EPS:

To better understand the trends in our business and the impact of the ACS acquisition post-closing, we believe it is necessary to adjust first quarter and full year 2010 diluted earnings per share to exclude the effects of the following items: (1) the amortization of purchased intangible assets; (2) restructuring and asset impairment charges including those incurred by Fuji Xerox; and (3) acquisition related costs. In addition, we have also excluded the loss associated with the Venezuela devaluation given the discrete nature of this loss. Management believes that excluding the effects of these items enables investors to better understand and analyze the impact of the ACS acquisition as well as results for a particular period as compared to prior periods. Management also expects to use this non-GAAP financial measure in its own evaluation of the Company’s performance in 2010, particularly when comparing performance to prior periods. A reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP is set forth in the following reconciliation table:

	Earnings Per Share
(in millions; except per share amounts)	Q1 2010	FY 2010
GAAP EPS	$ (0.11) - $ (0.13)	$ 0.36 - $ 0.46

Adjustments:
Acquisition Related Costs	$0.02	$0.03
Intangibles Amortization	0.04	0.17
Xerox Restructuring Charge	0.14	0.15
Fuji Xerox Restructuring Charge	0.02	0.02
Venezuela Devaluation	0.02	0.02

	$0.24	$0.39

Adjusted EPS	$ 0.11 - $ 0.13	$ 0.75 - $ 0.85

Estimated Weighted Avg Shares	1,230	1,360

This letter contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, 2009, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox has mailed the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.